

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 13, 2016

Ms. Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

>   **Re: Unisys Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 001-08729**

Dear Ms. Haugen:

We have reviewed your September 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 4. Goodwill, page 26

1.   Based on your responses to date we have significant concerns about how you determined the fair value of your reporting units. Please provide us with a detailed response to the following:

- Your response to prior comment 2 indicates that the company revenue multiple was 0.2x and that the reporting unit multiples were 0.3x for the Cloud & Infrastructure and Applications reporting units and 0.4x for the BPO and Technology reporting units. Please reconcile the reporting unit multiples used to the company multiple. In this regard, we note that it is unclear how you arrived at the company multiple of 0.2x considering that the reporting unit multiples are higher.

- Also explain how the EBITDA multiples referred to in prior comment 2 were considered in determining fair value.

2.   You appear to indicate that your market capitalization is not indicative of the fair value of your company as a whole and is therefore not relevant when assessing the fair value of your reporting units. It would appear that this is inconsistent with the fair value hierarchy principle in ASC 820-10-35-37 and ASC 820-10-35-40 through 41. Your dismissal of your market capitalization also appears inconsistent with ASC 820-10-35-24B, which states that multiple valuation techniques may be appropriate, for example, when valuing a reporting unit.

- Please tell us the basis for your dismissal of quoted prices for your equity securities in an active, public market, particularly when those quoted prices differ so significantly from your estimate of fair value for the company as a whole.

- Please provide us with a reconciliation of the fair values of your reporting units to the market capitalization as of the goodwill test date. In this regard, we note that it remains unclear to us why there is a significant difference between the sum of the fair values of the reporting units and the company's market capitalization as of September 30, 2015.

- If you are unable to explain the differences between the fair values of the reporting units and the company's market capitalization as of the test date, please provide us with a corroborating income approach valuation for the Technology segment and for the Services segment as a whole. Please reconcile the fair values determined under the income approach to that of the market approach. For the Services segment, please reconcile the sum of the fair values of the three reporting units under the market approach to the fair value of the Services segment determined under the income approach.

3.   Please tell us how much goodwill is allocated to each of the Services reporting units as of September 30, 2015 and 2016.

4.   Please tell us the amount of intangible assets, total assets, total liabilities and resulting carrying values for each of your reporting units as of September 30, 2015. This carrying value should include goodwill.

5.   Please tell us whether there have been any triggering events subsequent to your September 30, 2015 impairment test that would require you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30 and ASC 350-20-35-3C. If so, please tell us the results of these impairment tests. If not, please tell us why not, as we note that your

share price appears to have experienced a sustained share price decrease, as contemplated in ASC 350-20-35-3C(g).

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services